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Exhibit (e)(8)

AMENDMENT TWO TO
EMPLOYMENT AGREEMENT

        THIS AMENDMENT TWO TO EMPLOYMENT AGREEMENT ("Amendment") is formally entered into as of the 29th day of June, 2003 by and between Information Resources, Inc., a Delaware corporation (the "Company"), and Joseph P. Durrett ("Executive"), but shall be deemed to have been effective as of May 19, 2000.

W I T N E S S E T H:

        WHEREAS, the Company and Executive have entered into an Employment Agreement, dated as of April 30, 1999 (the "Employment Agreement"), pursuant to which the Company employs the Executive as President and Chief Executive Officer of the Company;

        WHEREAS, the Company and Executive desire to commit to writing a previously agreed amendment to the Employment Agreement in accordance with Section 8.4 of the Employment Agreement, which amendment gives effect to a Board resolution passed on May 19, 2000;

        NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Company and Executive, the parties agree as follows:

        1.0    Effective as of May 19, 2000, the following shall be inserted into the Employment Agreement as Section 5.8:

          "5.8.    Effect of Section 280G of the Internal Revenue Code.    (a) Except as provided in Section 5.8(b), in the event it shall be determined that any payment (other than the payment provided for in this Section 5.8) or distribution of any type to or for the benefit of the Executive, by the Company, any affiliate of the Company, any person who acquires ownership or effective control of the Company or ownership of a substantial portion of the Company's assets (within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code'), and the regulations thereunder) or any affiliate of such person, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (the "Payments'), is or will be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest and penalties, are collectively referred to as the "Excise Tax'), then the Executive shall be entitled to receive an additional payment (a "Gross-Up Payment') in an amount such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including any income tax, employment tax or Excise Tax, imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

          (b)    Notwithstanding Section 5.8(a) or any other provision of this Agreement to the contrary, in the event that the Payments (other than the payment provided for in this Section 5.8) exceed by less than fifty-thousand dollars ($50,000) an amount at which no Payment to be made or benefit to be provided to the Executive would be subject to an Excise Tax, the Executive will not be entitled to a Gross-Up Payment and the Payments shall be reduced (but not below zero) to the extent necessary so that no Payment to be made or benefit to be provided to the Executive shall be subject to the Excise Tax. Unless the Executive shall have given prior written notice to the Company specifying a different order to effectuate the foregoing, the Company shall reduce or eliminate the Payments, first by reducing or eliminating the portion of the Payments (other than Payments as to which the Internal Revenue Service (the "IRS') Proposed Regulations §1.280G-1 Q/A-24(c) applies ("Q/A-24(c) Payments')) which are not payable in cash, second by reducing or eliminating cash payments, and third by reducing Q/A 24(c) Payments, in each case in reverse order beginning with payments or benefits which are to be paid the farthest in time from the "Determination' (as defined below). Any notice given by the Executive pursuant to the preceding sentence shall take precedence over the provisions of any other plan, arrangement or agreement governing the Executive's rights and entitlements to any benefits or compensation.

          (c)    The determination of whether the Payments shall be reduced pursuant to this Agreement and the amount of such reduction, all mathematical determinations, and all determinations as to whether any of the Payments are "parachute payments' (within the meaning of Section 280G of the Code), that are required to be made under this Section 5.8, including determinations as to whether a Gross-Up Payment is required, the amount of such Gross-Up Payment and amounts referred to in this Section 5.8(c), shall be made by an independent accounting firm selected by the Executive from among the five (5) largest accounting firms in the United States (the "Accounting Firm'), which shall provide its determination (the "Determination'), together with detailed supporting calculations regarding the amount of any Gross-Up Payment and any other relevant matter, both to the Company and the Executive by no later than ten (10) days following the Termination Date, if applicable, or such earlier time as is requested by the Company or the Executive (if the Executive reasonably believes that any of the Payments may be subject to the Excise Tax). If the Accounting Firm determines that no Excise Tax is payable by the Executive, it shall furnish the Executive and the Company with an opinion reasonably acceptable to the Executive and the Company that no Excise Tax is payable (including the reasons therefor) and that the Executive has substantial authority not to report any Excise Tax on his federal income tax return. If a Gross-Up Payment is determined to be payable, it shall be paid to the Executive within twenty (20) days after the Determination (and all accompanying calculations and other material supporting the Determination) is delivered to the Company by the Accounting Firm. Any determination by the Accounting Firm shall be binding upon the Company and the Executive, absent manifest error. As a result of uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments not made by the Company should have been made ("Underpayment'), or that Gross-Up Payments will have been made by the Company which should not have been made ("Overpayments'). In either such event, the Accounting Firm shall determine the amount of the Underpayment or Overpayment that has occurred. In the case of an Underpayment, the amount of such Underpayment (together with any interest and penalties payable by the Executive as a result of such Underpayment) shall be promptly paid by the Company to or for the benefit of the Executive. The Executive and the Company shall, at the direction and expense of the Company, take such steps as are reasonably necessary (including defending of any claim or assessment by the IRS and the filing of claims for refund), follow reasonable instructions from, and procedures established by, the Company, and otherwise reasonably cooperate with the Company to correct any Overpayment or Underpayment, provided, however, that (i) the Executive shall not in any event be obligated to return to the Company an amount greater than the net after-tax portion of any Overpayment that he has retained or has recovered as a refund from the applicable taxing authorities; (ii) if, in connection with any claim by the IRS that may result in the payment of an additional amount pursuant to this Section 5.8, the Company requests that the Executive pay to the IRS any amount claimed by the IRS to be due and to file a claim for a refund, the Company shall advance to the Executive the amount of such payment; and (iii) this provision shall be interpreted in a manner consistent with an intent to make the Executive whole, on an after-tax basis, from the application of the Excise Tax, it being understood that the correction of an Overpayment may result in the Executive repaying to the Company an amount which is less than the Overpayment. The cost of all determinations made pursuant to this Section 5.8 shall be paid by the Company."

        2.0    Except as expressly modified herein, the terms and conditions of the Employment Agreement shall remain in full force and effect.

        IN WITNESS WHEREOF, the Company and Executive have caused this Amendment Two to Employment Agreement to be duly executed as of the date first written above.

INFORMATION RESOURCES, INC.
ATTEST	By:	/s/ ANDREW BALBIRER Andrew G. Balbirer Chief Financial Officer
/s/ ROBIN BERGMAN Robin Bergman Assistant Secretary	/s/ JOSEPH P. DURRETT Joseph P. Durrett

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  Exhibit (e)(8)